
December 8, 2011

Via E-mail
Jeffrey B. Davis
President and Chief Executive Officer
Access Pharmaceuticals, Inc.
2600 Stemmons Freeway, Suite 176
Dallas, Texas 75207

> **Re:** **Access Pharmaceuticals, Inc.**
> **Annual Report on Form 10-K**
> **Filed on March 31, 2011**
> **File No. 001-15771**

Dear Mr. Davis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Via E-mail
John J. Concannon, Esq.
Bingham McCutchen LLP
One Federal Street
Boston, MA
02110-1726